United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

ARACRUZ CELULOSE S.A. Publicly Held Company CNPJ/MF n. 42.157.511/0001 -61

MATERIAL EVENT NOTICE

Pursuant to CVM Instruction no. 358/02, management of ARACRUZ CELULOSE S.A. (the “Company”) announces that, in a meeting of the board of directors of the Company held on the date hereof, the following persons were elected as members of the Company’s temporary Special Independent Committee established pursuant to CVM Official Guidance no. 35/08: Messrs. ELEAZAR DE CARVALHO FILHO, JOSÉ ROBERTO MENDONÇA DE BARROS e JOSÉ PIO BORGES DE CASTRO FILHO.

These members were elected with the sole purpose of (i) analyzing the conditions of the stock swap merger according to which, if approved by the common shareholders of both companies, the Company will become a wholly-owned subsidiary of Votorantim Celulose e Papel S.A. and (ii) submitting their recommendations to the Company’s board of directors, all in accordance with the guidelines set forth in CVM Official Guidance no. 35/08.

The members elected by the board of directors of the Company to serve on its Special Independent Committee are all independent, having recognized experience and technical skills, and are not members of the Company’s other management bodies.

The election of the members of the Company’s Special Independent Committee, and the exercise of the duties for which they were elected, will cease to be effective if the Company’s bylaws are not altered by April 30, 2009 to formally contemplate the establishment of this Committee.

Aracruz, April 6, 2009. Marcos Grodetzky Investor Relations Officer

This notice is not an offer to sell securities in the United States. Any offers to sell securities referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 07, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer